Exhibit 21

FirstFlight, Inc.
Subsidiaries as of December 31, 2007

Name of Subsidiary	State of Incorporation

Airborne, Inc. d/b/a FirstFlight	New York

H24 Aviation Advisors, LLC	New York

FBO Air Wilkes-Barre, Inc. d/b/a FirstFlight	Pennsylvania

FBO Air WB Leasing, Inc.	Pennsylvania

FBO Air Garden City, Inc. d/b/a FirstFlight	Kansas

Margeson & Associates, Inc.	New York